UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 12)

WILD OATS MARKETS, INC.
(Name of Subject Company)

WILD OATS MARKETS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(including associated Preferred Stock purchase rights)
(Title of Class of Securities)

96808B107
(CUSIP Number of Class of Securities)

Gregory Mays
Chief Executive Officer and Chairman of the Board of Directors
1821 30th Street
Boulder, Colorado 80301
(303) 440-5220
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 12 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 27, 2007, as amended on March 15, 2007, March 22, 2007, April 25, 2007, May 23, 2007, June 6, 2007, June 19, 2007, July 23, 2007, August 13, 2007, August 16, 2007, August 20, 2007, and August 21, 2007 (the “Statement”), by Wild Oats Markets, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by WFMI Merger Co. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Whole Foods Market, Inc., a Texas corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2007, as amended March 14, 2007, March 21, 2007, March 28, 2007, April 25, 2007, May 22, 2007, June 5, 2007, June 18, 2007, July 20, 2007, August 10, 2007, August 16, 2007, August 17, 2007, August 20, and August 28, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement, dated as of May 22, 1998, as amended, between the Company and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A, as rights agent (such Common Stock, together with the associated Rights, the “Shares”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal, which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 8. Additional Information.
     The subsection entitled Regulatory Approvals in Item 8 of the Statement is hereby amended by adding the following paragraph to the end of such subsection:
     On August 23, 2007, the appeals court denied the FTC’s request for a stay to preclude the closing of the transactions pending the FTC’s appeal of the district court’s ruling. The appeals court also dissolved the August 20, 2007 administrative injunction which had prevented the transactions from going forward.
(r) Expiration of Offering Period; Completion of Offer.
     On August 27, 2007, WFMI issued a press release announcing that the tender offer had expired at 5:00 pm, New York City time, on that same day and the results thereof, at which time, based on the information provided by the depositary for the Offer, approximately 25,175,997 Shares were tendered and not withdrawn prior to the expiration of the Offer and an additional 3,795,973 Shares were tendered by notice of guaranteed delivery, which represents an aggregate of approximately 96.8% of all outstanding Shares. On August 28, 2007, Parent and the Company issued a joint press release announcing that Parent had purchased approximately 84.1% of the Shares that were validly tendered and not withdrawn prior to the expiration of the Offer and would purchase as delivered over the next three business days the approximately 12.7% of the Shares subject to guaranteed delivery, and intends to acquire all of the remaining outstanding Shares pursuant to the short-form merger procedure available under Delaware law, in each case at the offer price of $18.50 per Share, net to the seller in cash. Copies of these press releases are attached hereto as Exhibits (a)(16) and (a)(17), respectively. As a result of the Merger, the Company will become a wholly owned subsidiary of WFMI.

Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(16)	Press Release of Purchaser, dated August 27, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Purchaser with the SEC on August 28, 2007).

(a)(17)
Joint Press Release of Wild Oats Markets, Inc. and Whole Foods Market, Inc., dated August 28, 2007 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Purchaser with the SEC on August 28, 2007).

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILD OATS MARKETS, INC.
By:	/s/ Gregory Mays
	Name:	Gregory Mays
	Title:	Chairman of the Board of Directors

Dated: August 29, 2007

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